EXHIBIT 99.1

AMENDING AGREEMENT NO. 3

THIS AMENDING AGREEMENT NO. 3 is made as of the 11th day of April, 2024 (this “Amending Agreement”)

BETWEEN:

TRICON US TOPCO LLC, a Delaware limited liability company

(the “Parent”)

- and -

BCORE PREFERRED HOLDCO LLC, a Delaware limited liability company

(“BCORE”)

WHEREAS, Parent, BCORE and the other members of Tricon PIPE LLC (the “Company”) listed on Exhibit A hereto (collectively with Parent and BCORE, the “Members”) are parties to the amended and restated limited liability company agreement of Tricon PIPE LLC (the “Company”) dated September 3, 2020, as amended on November 8, 2021 and February 8, 2024 (the “Company Agreement”), governing the membership in and management of the Company;

AND WHEREAS, on January 18, 2024, Tricon Residential Inc. (“Tricon”) entered into an arrangement agreement (the “Arrangement Agreement”) with Creedence Acquisition ULC (the “Purchaser”) pursuant to which, among other things, the Purchaser will acquire all of the issued and outstanding common shares of Tricon (“Tricon Common Shares”) by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario) (the “Plan of Arrangement”) for US$11.25 per Tricon Common Share (the “Consideration”) in cash (the “Arrangement”);

AND WHEREAS, the Arrangement Agreement requires that, conditional on the consummation of the Arrangement, the Company exercise the Change of Control Redemption Call Right (as defined in the Company Agreement) to redeem all, but not less than all, of the outstanding preferred units of the Company (“Preferred Units”) at the Change of Control Redemption Price (as defined in the Company Agreement);

AND WHEREAS, the Arrangement will, if consummated, constitute a (i) Capital Reorganization, (ii) Change of Control of Tricon, and (iii) Change of Control Call Event for purposes of and as defined in the Company Agreement;

AND WHEREAS, following the date of the Arrangement Agreement, Tricon acquired Preferred Units (and may in the future acquire additional Preferred Units) by exercising the Optional Tricon Call Right in connection with the delivery of Optional Exchange Notices by certain holders (“Holders”) of Preferred Units;

AND WHEREAS, pursuant to Section 6.3 of the Company Agreement, the Holders of Preferred Units have various consent rights with respect to, among other things, amendments to the Company Agreement, which require the affirmative consent of Investor Members (as defined in the Company Agreement) representing at least a majority of the Preferred Units held by Investor Members;

AND WHEREAS, pursuant to Section 14.1 of the Company Agreement, subject to the consent rights of Holders, amendments to the Company Agreement shall be approved by the Parent, as the holder of Voting Units representing at least a Majority Interest (each as defined in the Company Agreement);

AND WHEREAS, in accordance with Section 6.3 and Section 14.1 of the Company Agreement, the Parent, representing at least a Majority Interest of the Voting Units, and BCORE, representing at least a majority of the Preferred Units held by Investor Members, wish to consent to the amendments of the Company Agreement as set forth herein to contemplate certain matters relating to the Arrangement;

AND WHEREAS, capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Company Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the foregoing and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	The parties hereby agree to amend the Company Agreement as follows:
a.	In Subsection 6.7(a) of the Company Agreement, to add the following double underlined language:

(a)       Tricon or the Company shall give notice to the Holders of a proposed Change of Control no later than twenty (20) Business Days prior to the anticipated effective date (as determined in good faith by Tricon or the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five (5) Business Days after the Company becomes aware of such proposed Change of Control. In the event of a Change of Control, the Company shall in compliance with applicable Law and prior to or following the effective date of a Change of Control (and in any event within three (3) Business Days thereafter), provide a written notice to the Holders as such Holders’ names appear (as of the close of business on the Business Day immediately preceding the day on which notice is given) on the Company’s unit register at the address of such Holders shown therein (such notice, the “Change of Control Redemption Notice”) which shall: (i) state that the Company is making an offer to each Holder to redeem all but not less than all of such Holder’s outstanding Preferred Units at the Change of Control Redemption Price on the Change of Control Redemption Date, (ii) specify the date on which the redemption of the Preferred Units pursuant to this Section 6.7 shall occur, which shall be a date set by the Company in its sole discretion (the “Change of Control Redemption Date”), but which shall not be (x) earlier than the later of the date on which the Change of Control occurs and thirty (30) days after the date of the Change of Control Redemption Notice, or (y) later than forty-five-five (45) days after the date of the Change of Control Redemption Notice, (iii) specify the Change of Control Redemption Price, (iv) specify whether the Change of Control Redemption Call Right is being exercised in accordance with Section 6.7(d), and (v) specify the deadline for Holders to accept such redemption offer and to provide wire transfer information in order to receive payment, which deadline shall be no earlier than two (2) Business Days prior to the Change of Control Redemption Date. For the avoidance of doubt, but subject to the notice requirements set forth in the immediately preceding sentence, the Change of Control Redemption Date may be on the date of the occurrence of the Change of Control, and any (I) redemption pursuant to the Change of Control Redemption Call Right must be made contingent upon the occurrence of the Change of Control, and (II) any redemption pursuant to this Section 6.7 (other than in a Change of Control Redemption Call Right) may, at the discretion of a redeeming Holder, be made contingent upon the occurrence of the Change of Control. Notwithstanding anything to the contrary in this Section 6.7(a), a Holder may exercise an Optional Tricon Put Right or deliver an Optional Exchange Notice after receipt of a Change of Control Redemption Notice, provided the Optional Tricon Put Exchange Date or Optional Exchange Date, as the case may be, precedes the Change of Control Redemption Date by at least three (3) Business Days. Upon the exchange of Preferred Units pursuant to such Optional Tricon Put Right or Section 6.5, the Change of Control Redemption Notice shall be rendered void in respect of such Preferred Units. Notwithstanding the foregoing, the Company shall not be required to deliver any notice to Tricon or any of its Subsidiaries, or make any offer to redeem any Preferred Units held by Tricon or any of its Subsidiaries, pursuant to this Section 6.7(a).

b.	In Subsection 6.7(d) of the Company Agreement, to add the following double underlined language:

(d)       Solely in the event of a Change of Control Call Event, the Company shall have the right, at its option, to redeem on the Change of Control Redemption Date at the Change of Control Redemption Price all, but not less than all, of the Preferred Units held by any Holder (other than Tricon or any of its Subsidiaries) that does not accept such redemption offer (the “Change of Control Redemption Call Right”); provided that the Company shall exercise the Change of Control Redemption Call Right if the New Controller in such Change of Control is an Affiliate of the BREIT Buyer. If the Company elects (or is required) to exercise its Change of Control Redemption Call Right upon a Change of Control Call Event, it shall notify the Holders (other than Tricon or any of its Subsidiaries) as such in the

Change of Control Redemption Notice. Any election to exercise the Change of Control Redemption Call Right shall be irrevocable.

c.	In Subsection 6.7(e) of the Company Agreement, to add the following double underlined language:

(e)       If the Company gives a Change of Control Redemption Notice, the Company shall pay the Change of Control Redemption Price sufficient to redeem (i) the Preferred Units to be redeemed pursuant to Section 6.7(a) or (ii) all of the Preferred Units (other than any Preferred Units held by Tricon or any of its Subsidiaries) if the Change of Control Redemption Call Right has been exercised upon a Change of Control Call Event, to the Holders (other than Tricon or any of its Subsidiaries) pursuant to the wire instructions to be provided by such Holders.

2.	The execution of this Amending Agreement by BCORE, representing at least a majority of the Preferred Units held by Investor Members, shall be binding upon all other Holders in accordance with the terms of the Company Agreement, and each other Holder will be deemed to be and to have always been a party to this Amending Agreement effective on and as of the date hereof. All other Holders shall be third party beneficiaries to the agreements made hereunder and shall have the right to enforce such agreements directly to the extent they may deem such enforcement necessary or advisable to protect its rights or the rights of Holders hereunder and under the Company Agreement.
3.	Except for the foregoing amendments, the parties acknowledge and confirm that the Company Agreement shall remain in full force and effect, unamended, and, upon the execution of this Amending Agreement, the Amending Agreement and the Company Agreement shall be deemed to constitute the entire Company Agreement.
4.	In the event of any inconsistency between the terms of this Amending Agreement and the terms of the Company Agreement, the provisions of this Amending Agreement shall prevail.
5.	This Amending Agreement and all matters, claims or actions (whether at law, in equity, in contract, in tort or otherwise) based upon, arising out of or relating to this Amending Agreement or the negotiation, execution or performance of this Amending Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.
6.	Each party hereto shall, from time to time and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the amendments to the Company Agreement contained in Section 1 of this Amending Agreement.

7.	This Amending Agreement may at any time be amended by mutual written agreement of the parties hereto and in accordance with the terms of the Company Agreement.
8.	This Amending Agreement shall be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns.
9.	This Amending Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Amending Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

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IN WITNESS WHEREOF the parties have executed this Amending Agreement as of the date first written above.

TRICON US TOPCO LLC

Per:	/s/ David Veneziano
	Name:	David Veneziano
	Title:	Chief Legal Officer

BCORE PREFERRED HOLDCO LLC

Per:	/s/ Jacob Werner
	Name:	Jacob Werner
	Title:	Senior Managing Director

exhibit A

COMPANY MEMBERS

1.	Tricon US Topco LLC
2.	Tricon Residential Inc.
3.	BCORE Preferred Holdco LLC
4.	Vision Opportunity Master Fund Limited Partnership, Class A
5.	Vision Opportunity Master Fund Limited Partnership, Class B
6.	Vision Strategic Opportunity Non-Resident Fund Limited Partnership
7.	Vision Alternative Income Fund
8.	Vision Strategic Opportunity Fund Limited Partnership
9.	Puddingstone Trust
10.	Peter Fleiss
11.	Craig Peskin
12.	PH&N Canadian Equity Value Fund
13.	RBC North American Value Fund
14.	RBC Canadian Equity Income Fund
15.	RBC Monthly Income Fund